

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2018

Brady K. Long
Executive Vice President and General Counsel
Transocean Ltd.
c/o Transocean Offshore Deepwater Drilling Inc.
4 Greenway Plaza
Houston, TX 77046

      **Re:  Transocean Ltd.**
          **Registration Statement on Form S-4**
          **Filed September 24, 2018**
          **File No. 333-227487**

Dear Mr. Long:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Natural Resources

cc:    Zach Cochran, Esq.